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                                                 Filed by Tyson Foods, Inc.

                      Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12(b) and
                   Rule 14d-2(b)  under the Securities Exchange Act of 1934

                                                 Subject Company: IBP, inc.
                                                 Commission File No. 1-6085

                                                           December 4, 2000

To All Tyson Shareholders:

     We  wanted to inform you that Tyson Foods, Inc. has formally  made  an offer to purchase all of the outstanding shares of IBP, inc. As many of you are aware, our offer follows two widely-publicized proposals to purchase the company -- the first in a leveraged buyout by a group of IBP managers and financial sources, and the most recent offer by Smithfield Foods.
     This is a unique 'point in time' opportunity to become the world's leading supplier and marketer of beef and pork, in addition to poultry. It also is not often that you can find such an opportunity that will immediately have a positive impact on earnings and more than triple your top line revenue. The transaction will create an entity that no other company should be able to duplicate in the foreseeable future. No one else can put together this kind of scale in the protein business.
      We want to be very clear that this is not a change in our corporate strategy, nor will it interfere with our focus on chicken. We have consistently indicated that if the right strategic opportunity became available and it met our financial benchmarks we would be interested. This is financially a great opportunity, and it is a company that has a very good management team that will allow us to structure so that IBP can focus exclusively on beef and pork while Tyson remains focused on chicken.
     Some will ask why we're anxious to get back into the red meat industry after having so recently exited it. As we stated when we sold our beef operations, our problem was scale. In this industry, as in any industry, you must have scale to drive change. IBP has set themselves on a course to drive change, through further processing and case ready packaging, just as we have done in our own industry. That was our strategy before, and it is their strategy today. We believe that our experience in these areas will accelerate their progress and that they have the needed scale to be successful.
           The terms of our offer are a combination of cash, Tyson stock, and assumption of debt that today would be worth approximately $4.2 billion. We feel confident that our offer is more attractive to IBP because not only is it worth more than Smithfield's existing offer, but we should not be encumbered with the regulatory issues that a combination of IBP and Smithfield might create. We also have a much stronger balance sheet and feel we could readily secure the financing to support our proposal.
      We realize that there are many unanswered questions at this point and we hope to be able to answer all your questions as we complete our due-diligence and know more about IBP's operations. We will have our team working hard to move this process along as quickly as possible and with minimal distraction to our business.





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     We  will  do  our  best to keep you informed of our progress  and  any material changes as they develop. Our press releases and any subsequent information will immediately be posted on our web site at www.tyson.com in the Investor Relations section and under the section titled "In the News" on the home page. You may also contact our Investor Relations department at 1-800-643-3410 for further information.

Sincerely,


John Tyson
Chairman, President and CEO
Tyson Foods, Inc.

More detailed information pertaining to Tyson's proposal will be set forth in appropriate filings to be made with the SEC, if and when made. Shareholders are urged to read any relevant documents that may be filed with the SEC because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Tyson and IBP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Tyson can also be obtained, without charge, by directing a request to Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999,
Attention: Office of the Corporate Secretary (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2000 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.